Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1  Name and Address of Company

ROYAL GROUP TECHNOLOGIES LIMITED (the “Company”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2  Date of Material Change

December 21, 2005

Item 3  News Release

A press release was issued on December 21, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4  Summary of Material Change

On December 21, 2005, the Company announced plans for further business unit portfolio restructuring to enable greater focus of financial and management resources on core business units, as well as plans to divest of excess real estate and obsolete equipment. The Company expects to record a write-down in its fourth quarter of 2005 related to these decisions, which is anticipated to be in the range of $210 million to $250 million. This write down is expected to be partially offset by a gain anticipated to be in the range of $30 to $40 million, which will be recorded at the time certain asset sales are finalized.

The Company is anticipating cash proceeds from divestitures of $110 to $120 million in Q1 2006, with additional cash proceeds of $60 to $80 million expected during the remainder of 2006. The anticipated cash proceeds and the write down are based upon current expressions of interest in and/or independent valuations, and/or management assessments of business units and assets to be disposed of.

The Company also announced that it is actively seeking to divest of its Amut and Ariostea machinery manufacturing operations located in Italy, its subsidiaries located in Argentina, Colombia, Mexico, the Pacific, Holland and Brazil, as well as a tool manufacturing facility and distribution firm located in North America. In addition, the Company is engaged in active negotiations to dispose of approximately 540,000 square feet of excess real estate located in the Woodbridge, Ontario area, which will facilitate consolidation of its manufacturing footprint and improve efficiencies, pursuant to the second pathway in the Management Improvement Plan, which involves actions to improve its cost structure and margins.

Item 5  Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7  Omitted Information

Not applicable.

Item 8  Executive Officer

For further information, please contact:

Scott D. Bates
Vice-President, General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9  Date of Report

December 22, 2005

SCHEDULE “A”

Royal Group advances plan for business unit portfolio restructuring

TORONTO, Dec. 21 /CNW/ - Royal Group Technologies Limited (RYG: TSX; NYSE) today announced plans for further business unit portfolio restructuring to enable greater focus of financial and management resources on core business units, as well as plans to divest of excess real estate and obsolete equipment. The Company expects to record a write-down in its fourth quarter of 2005 related to these decisions, which is anticipated to be in the range of $210 million to $250 million. This write down is expected to be partially offset by a gain anticipated to be in the range of $30 to $40 million, which will be recorded at the time certain asset sales are finalized.

Royal Group is anticipating cash proceeds from divestitures of $110 to $120 million in Q1 2006, with additional cash proceeds of $60 to $80 million expected during the remainder of 2006. The anticipated cash proceeds and the write down are based upon current expressions of interest in and/or independent valuations, and/or management assessments of business units and assets to be disposed of.

Today's announcements are pursuant to Royal Group's July 15, 2005 news release, wherein it advised that the Company's Board of Directors had approved a four-part Management Improvement Plan framework aimed at improving the performance of the Company. Since the July news release, Royal Group has announced intention to divest of five business units, including Royal Alliance, Baron Metal Industries, Roadex Transport, Royal EcoProducts and its Polish subsidiary, pursuant to the first element of the Management Improvement Plan, which is business unit portfolio restructuring.

Today, Royal Group announced that it is actively seeking to divest of its Amut and Ariostea machinery manufacturing operations located in Italy, its subsidiaries located in Argentina, Colombia, Mexico, the Pacific, Holland and Brazil, as well as a tool manufacturing facility and distribution firm located in North America. In addition, the company is engaged in active negotiations to dispose of approximately 540,000 square feet of excess real estate located in the Woodbridge, Ontario area, which will facilitate consolidation of its manufacturing footprint and improve efficiencies, pursuant to the second pathway in the Management Improvement Plan, which involves actions to improve its cost structure and margins.

"We will emerge from these restructuring activities a stronger and more focussed organization, better equipped to exploit strategic opportunities in our core businesses which provide the highest potential returns," commented Lawrence J. Blanford, President & CEO. "We expect to complete a series of divestitures early in the new year, importantly giving us additional cash and liquidity to take advantage of opportunities as we approach the busy construction season next year," added Mr. Blanford. "Let me underscore that these divestitures are intended to enhance shareholder value, whether the company is sold or remains a public entity," concluded Mr. Blanford.

Royal Group Technologies is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal Group's manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group's web site at www.royalgrouptech.com under the "Investor Relations" section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "suggest", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the ongoing shareholder value maximization process and its outcome; the ongoing internal review and investigations by the Audit Committee of the Board of Directors and its outcome; fluctuations in the level of renovation, remodelling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; Royal's ability to maintain adequate liquidity and refinance its debt structure by April 30, 2006, the expiry date of its current bank credit facility; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of December 21, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information: Mark Badger, Vice President of Marketing and Corporate Communications, Royal Group Technologies Limited, Phone (905) 264-0701